SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                       CAMERA PLATFORMS INTERNATIONAL, INC.
                              (Name of issuer)

                      COMMON STOCK, $.0005 PAR VALUE
                       (Title of class of securities)

                                133255-10-9
                               (CUSIP number)

                              Richard H. Verheij
                 Executive Vice President and General Counsel
                                    UST Inc.
                            100 West Putnam Avenue
                        Greenwich, Connecticut  06830
                                (203) 661-1100

                ____________________________________________
               (Name, address and telephone number of person
              authorized to receive notices and communications)

                                with copies to:

                            David J. Friedman, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                 (212) 735-3000

                               OCTOBER 10, 1996
                          ____________________________
                         (Date of event which requires
                           filing of this statement)

          If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

               Check the following box if a fee is being paid with the statement ( ).



                                SCHEDULE 13D

CUSIP NO. 133255-10-9

 (1)  NAME  OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      UST Inc.
      06-1193986

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                (a)  ( )
                                                                (b)  (X)

 (3)  SEC USE ONLY

 (4)  SOURCE OF FUNDS

 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       ( )
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

   NUMBER OF SHARES BENEFICIALLY    (7) SOLE VOTING POWER
   OWNED BY EACH REPORTING PERSON
                WITH                    0
                                    (8) SHARED VOTING POWER

                                        0
                                    (9) SOLE DISPOSITIVE POWER

                                        0

                                   (10) SHARED DISPOSITIVE POWER

                                        0
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (see instructions)                                      ( )

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
 (14) TYPE OF REPORTING PERSON (see instructions)

      CO


                                SCHEDULE 13D

CUSIP NO. 133255-10-9


 (1)  NAME  OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      UST Enterprises Inc.
           06-1194176

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                (a)  ( )
                                                                (b)  (X)

 (3)  SEC USE ONLY

 (4)  SOURCE OF FUNDS

 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       ( )
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

   NUMBER OF SHARES BENEFICIALLY    (7) SOLE VOTING POWER
   OWNED BY EACH REPORTING PERSON
                WITH                    0
                                    (8) SHARED VOTING POWER

                                        0
                                    (9) SOLE DISPOSITIVE POWER

                                        0

                                   (10) SHARED DISPOSITIVE POWER

                                        0
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (see instructions)                                      ( )

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
 (14) TYPE OF REPORTING PERSON (see instructions)

      CO


               This amendment and supplement relates to the Statement on Schedule 13D filed by UST Inc., a Delaware corporation ("UST"), and its wholly owned subsidiary, UST Enterprises Inc. ("Enterprises", and together with UST, the "Reporting Persons"), with respect to their ownership of 9,403,168 shares of common stock, par value $.0005 per share (the "Common Stock"), of Camera Platforms International, Inc, a Delaware corporation (the "Issuer").

               On April 1, 1988, UST filed a Schedule 13D relating to its holdings of approximately 55.5% of the Common Stock (on a fully diluted basis, including shares issuable upon the exercise of options and warrants), and the extension of $10,000,000 in credit. On October 12, 1990, the Reporting Persons filed an Amendment No. 1 to
          Schedule 13D disclosing an agreement in principle to convert to Common Stock the then outstanding debt owed to the Reporting Persons, with the effect of increasing the Reporting Persons' holdings to approximately 76% of the Common Stock (on a fully diluted basis). On January 2, 1991, the Reporting Persons filed an Amendment No. 2 to
          Schedule 13D disclosing that the previously announced agreement had been consummated. On November 17, 1994, the Reporting Persons filed an Amendment No. 3 to
          Schedule 13D announcing that the Reporting Persons had forgiven approximately $5.2 million in debt in an effort to make the Issuer more attractive to possible purchasers. This Amendment No. 4 sets forth changes in the information previously filed.

          Item 4.  Purpose of Transaction.

               Item 4 is hereby amended as follows:

               UST and Enterprises have entered into an agreement
          (the "Stock Purchase Agreement"), dated as of October 10, 1996, among UST, Enterprises, the Issuer and W/F
          Investment Corp. ("W/F Investment"), or its nominee, pursuant to which, among other things, on October 10, 1996, UST and Enterprises transferred all 9,403,168 shares of the Common Stock held by them to a nominee of W/F Investment for $.01 per share, or an aggregate purchase price of $94,032. In addition, in consideration of the transactions contemplated by the Stock Purchase
          Agreement, UST has forgiven all debt for borrowed money (including accrued interest) owed to UST by the Issuer in excess of $250,000 and has agreed to defer repayment of the remaining $250,000 until eighteen months and one day after the closing of the sale and purchase of the Common Stock (the "Closing"). UST will also indemnify certain persons for certain claims arising with respect to the Issuer, as set forth in the Stock Purchase Agreement.

               Pursuant to the Stock Purchase Agreement, W/F Investment made a capital contribution to the Issuer of $191,783, and agreed, under certain circumstances, to make an additional contribution to the capital of the Issuer in the amount of $107,000 (without receiving any additional shares in consideration therefor), as set forth in the Stock Purchase Agreement. In addition, W/F Investment has arranged a loan agreement for the Issuer, pursuant to which funds of up to $850,000 would be made available to the Issuer.

               Effective as of the Closing, those members of the Issuer's board of directors who are officers of UST and/or Enterprises resigned.

               A copy of the Stock Purchase Agreement is attached as Exhibit 1 hereto and the foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

               Except as otherwise set forth above, the Reporting
          Persons have no present plans or intentions which relate to or would result in any of the actions described in parts (a) through (j) of Item 4 of Schedule 13D.

          Item 5.  Interest in Securities of the Issuer.

               Item 5 is hereby amended as follows:

               (a),(b) As of the date hereof, the Reporting Persons own no shares of Common Stock.

               (c) The information set forth in Item 4 is hereby incorporated by reference.

               (d)  Not applicable.

               (e) Following consummation of the stock purchase on October 10, 1996, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

          Item 6.  Contracts, Arrangements, Understandings or
                   Relationships with Respect to Securities of the Issuer.

               Item 6 is hereby amended as follows:

               The information set forth in Item 4 is hereby incorporated by reference.

          Item 7.  Material to be Filed as Exhibits.

               Item 7 is hereby amended as follows:

               Exhibit 1. Stock Purchase Agreement, dated October 10, 1996, among UST,
                              Enterprises, the Issuer and
                              W/F Investment, or its nominee.



                                  SIGNATURES

               After reasonable inquiry and to the best of its

          knowledge and belief, the undersigned certifies that the

          information set forth in this statement is true, complete

          and correct.

          Dated:  October 10, 1996

                                   UST INC.

                                   By:   /s/  John J. Bucchignano
                                       Name:  John J. Bucchignano
                                       Title: Executive Vice President
                                              and Chief Financial
                                              Officer

                                   UST ENTERPRISES INC.

                                   By:   /s/  John J. Bucchignano
                                       Name:  John J. Bucchignano
                                       Title: Executive Vice President
                                              and Chief Financial
                                              Officer



                                  Exhibit Index

          Exhibit                                               Page

             1           Stock Purchase Agreement, dated
                         October 10, 1996, among UST,
                         Enterprises, the Issuer and W/F
                         Investment, or its nominee.